Exhibit 22.1

List of Guarantor Subsidiaries with respect to the 2.700% Senior Notes due 2031 and 3.750% Senior Notes due 2051 issued by STERIS Irish FinCo Unlimited Company

Senior Notes Issued Under	Issuer	Guarantors
2021 Indenture	STERIS Irish FinCo Unlimited Company	STERIS plc, STERIS Corporation, STERIS Limited